Exhibit 12.2




                       SECURITY CAPITAL GROUP INCORPORATED
               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                      CHARGES AND PREFERRED SHARE DIVIDENDS
                          (Dollar amounts in thousands)



                                        Six Months Ended
                                             June 30,                              Year Ended December 31,
                                       --------------------       --------------------------------------------------------------
                                        2000(a)      1999            1999         1998          1997         1996       1995(b)
                                       --------    --------       ---------   ----------    ----------   ----------    ---------
Net Earnings (loss) from Operations    $ (6,685)   $(95,557)     $  (59,666)  $   67,480    $   38,241   $   (9,693)   $ (21,274)
Add:
    Interest Expense                     63,011      66,100         133,454       82,203       104,434      117,224      103,804
                                       --------    --------      ----------   ----------    ----------   ----------    ---------
Earnings as Adjusted                   $ 56,326    $(29,457)     $   73,788   $  149,683    $  142,675   $  107,531    $  82,530
                                       ========    ========      ==========   ==========    ==========   ==========    =========
Combined Fixed Charges and
    Preferred Share Dividends:
    Interest Expense                  $  63,011    $ 66,100      $  133,454   $   82,203    $  104,434   $  117,224    $ 103,804
    Capitalized Interest                  1,135       6,624           8,209       26,703        69,883       11,448        4,404
                                      ---------    --------      ----------   ----------    ----------   ----------    ---------
                                         64,146      72,724         141,663      108,906       174,317      128,672      108,208
    Preferred Share Dividends(c)(d)      11,964       9,090          20,280       22,368(e)     15,416       12,352           --
                                      ---------    --------      ----------   ----------    ----------   ----------    ---------
Combined Fixed Charges and
    Preferred Share Dividends         $  76,110    $ 81,814      $  161,943   $  131,274    $  189,733   $  141,024    $ 108,208
                                      =========    ========      ==========   ==========    ==========   ==========    =========
Ratio of Earnings to Combined Fixed
    Charges and Preferred Share
    Dividends                               0.7          (f)            0.5          1.1           0.8          0.8          0.8
                                      =========    ========      ==========   ==========    ==========   ==========    =========

(a) The earnings as adjusted were insufficient to cover the fixed charges by $19.8 million.
(b) Excludes a one-time non-cash expense item ($158.4 million) incurred in acquiring the Financial Services Division from a related party.
(c)  The  preferred  dividends  have  been  increased  to  show  a pretax basis.
(d)  Security Capital had no preferred dividends prior to 1996.
(e) Excludes a one-time non-cash dividend of $19.8 million incurred in conjunction with the exchange of Series A Preferred Shares for Series B Preferred Shares.
(f) The earnings as adjusted were insufficient to cover the fixed charges by $111.3 million. Excluding the $65.3 million Homestead special charge and the $55.2 million provision for loss on investment, the ratio of earnings to combined fixed charges and preferred dividends would be 1.1.